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                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.




                                                Tel-Aviv 21 December, 2005

        To                              To
        Securities Authority            Tel-Aviv Stock Exchange
        22 Kanfei Nesharim St.          54 Ahad Ha'am St.
        Jerusalem 95464                 Tel Aviv 65202
        ---------------                 --------------


Ladies and Gentlemen:

        RE: DELTA GALIL INDUSTRIES. (THE "COMPANY") - IMMEDIATE REPORT ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

We hereby notify you that at the Company's Annual Meeting of Shareholders held on December 20, 2005 the following resolutions were adopted:

1. To elect the following directors: Mr. Dov Lautman, Mr. Isaac Dabah, Mr. Gideon Chitayat, Mr. Aharon Dovrat, Mr. Harvey M. Krueger, Mr. Noam Lautman, Mr. Dan Propper and Mr. Amior Vinocourt.

        Mr. Giora Morag and Mr. Amnon Neubach will continue to serve as External Directors.

2. To receive the Company's financial reports for the year ended December 31, 2004.

3. To reappoint the accounting firm of Kesselman & Kesselman as the Company's independent auditors for 2006 and authorize the board of directors to determine their compensation.


                                        Yours respectfully,


                                        Miki Laxer, Controller & Secretary
                                        Delta Galil Industries Ltd.
                                        Public Company number 520025602